EXHIBIT 99.1

Brookfield Infrastructure Announces Reset Dividend Rate on Its Series 1 Senior Preferred Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, NEWS, March 04, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that BIP Investment Corporation (“BIPIC”), a wholly-owned subsidiary of Brookfield Infrastructure, has determined the fixed dividend rate on its Senior Preferred Shares, Series 1 (“Series 1 Shares”) (TSX: BIK.PR.A) for the five years commencing April 1, 2024 and ending March 31, 2029.

Series 1 Shares and Series 2 Shares

If declared, the fixed quarterly dividends on the Series 1 Shares during the five years commencing April 1, 2024 will be paid at an annual rate of 7.475% ($0.4671875 per share per quarter).

Holders of Series 1 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 18, 2024, to convert all or part of their Series 1 Shares, on a one-for-one basis, into Senior Preferred Shares, Series 2 (“Series 2 Shares”), effective March 31, 2024.

The quarterly floating rate dividends on the Series 2 Shares will be paid at an annual rate, calculated for each quarter, of 3.96% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2024 to June 30, 2024 dividend period for the Series 2 Shares will be 2.22913% (8.941% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.5572825 per share, payable on June 30, 2024.

Holders of Series 1 Shares are not required to elect to convert all or any part of their Series 1 Shares into Series 2 Shares.

As provided in the share provisions of the Series 1 Shares, (i) if BIPIC determines that there would be fewer than 500,000 Series 1 Shares outstanding after March 31, 2024, all remaining Series 1 Shares will be automatically converted into Series 2 Shares on a one-for-one basis effective March 31, 2024; or (ii) if BIPIC determines that there would be fewer than 500,000 Series 2 Shares outstanding after March 31, 2024, no Series 1 Shares will be converted into Series 2 Shares. There are currently 4,000,000 Series 1 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 2 Shares effective upon conversion. Listing of the Series 2 Shares is subject to BIPIC fulfilling all the listing requirements of the TSX.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$900 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Vice President Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com